SUIC Worldwide Holdings Ltd.

Oct 4, 2023

Via EDGAR Only

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: Julie Sherman

Division of Corporation Finance Office of Industrial Applications and Service

Re: SUIC Worldwide Holdings Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed June 30, 2023

Form 10-Q for the Quarterly Period Ended March 31, 2023

Filed July 3, 2023

File No. 000-53737

Dear Ms. Julie Sherman:

Please be advised that I am the duly authorized CFO of SUIC Worldwide Holdings, Ltd., the above-referenced issuer (the “Company”). This letter is in response to the comments of the Branch Chief of the U.S. Securities and Exchange Commission (the “Commission”), dated September 28, 2023, with respect to the above-referenced filings (the “Comment Letter”), and to illustrate the amendments made to the filings on the Form 10K/A, 10Q/A filed herewith. Our responses follow the text of each comment and are produced consecutively for your convenience and edits are in underline and strikethrough formatting to show changes.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page F-1

We see from your response to our prior comment 1 that you changed the date of the auditor's report. Please file the report as prepared by your auditor. It is not appropriate for you to revise their report. The date of the report needs to coincide with the work performed by them and should be dated by the auditor. Please discuss with your auditor and file the report issued by them. Please also ask your auditor to tell us if they updated their audit procedures at any point after the date of their report.

Response: After discuss with our auditor, we have filed 10K/A with the date to coincide with the work performed by auditor. Our auditor does not update their audit procedures.

☐ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

SUIC Worldwide Holdings Ltd.

By: /s/ Yanru Zhou

___________________________

Name: Yanru Zhou

Title: CFO